Exhibit 99.1

Exhibit 1

Name, business address, present principal occupation or employment and place of citizenship of the managing members of Holdings GP

The business address of each individual is 200 Clarendon Street, Boston MA 02116. Each individual is a citizen of the United States.

NAME	PRESENT PRINCIPAL OCCUPATION AND EMPLOYMENT
Matthew T. Popoli	Partner, Global Head of Insurance, Bain Capital
Jeffery B. Hawkins	Partner, Deputy Managing Partner (Credit and Special Situations), Bain Capital
Kase Jubboori	Partner, Deputy General Counsel and Head of Partner Tax, Bain Capital